Exhibit 1

Earning Release

ELBIT SYSTEMS REPORTS
FOURTH QUARTER AND FULL YEAR 2012 RESULTS

Improvement in key business parameters:
  Revenues at $2.9 billion; Backlog of orders at $5.7 billion;
Net income of $168 million; EPS of $3.97

Haifa, Israel, March 13, 2013 – Elbit Systems Ltd. (the "Company") (NASDAQ and TASE: ESLT), the international defense electronics company, reported today its consolidated results for the fourth quarter and full year ended December 31, 2012.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

Management Comment:

Joseph Ackerman, President and CEO of Elbit Systems, commented: ”I am pleased by our 2012 results, in which we reached a record in full year revenues and backlog, and I am encouraged by our improvement in margins compared with last year. We are leveraging our global intercompany synergies, which enable us to reduce operating expenses, to be more efficient and to continue to improve profitability. We witnessed growth in the Latin-America and Asia-Pacific regions, two markets characterized with growing defense budgets, and this trend, as well as the global markets' recognition of our innovative solutions, have enabled us to resume our growth in 2012.”

Ackerman continued: “2012 was my last full year with Elbit Systems, and I believe the Company is very well positioned strategically, operationally and financially to face the challenges ahead. At the end of March, after almost two decades at the helm, I will be passing the baton to Bezhalel (Butzi) Machlis, who will succeed me as President and CEO. Butzi is a highly regarded executive, and I believe the Company has a solid foundation with a very capable management team, which will enable it to move ahead in 2013 and continue on the path that Elbit Systems has forged in recent years.”

Michael Federmann, Chairman of Elbit Systems' Board of Directors, added: ”On behalf of the Board of Directors and the entire Company, I would like to express our deep appreciation for Yossi Ackerman's remarkable contribution over his 31 years in the Company. In his upcoming role as Vice Chairman of the Board, we look forward to continuing to benefit from his experience and wisdom in the years to come. We welcome as his successor Butzi Machlis, a talented manager with a well founded international reputation, and I am confident that he will continue Yossi Ackerman's legacy and lead the Company to new achievements.”

Fourth quarter 2012 results:

Revenues in the fourth quarter of 2012 were $843.9 million, compared to $841.9 million in the fourth quarter of 2011.

Gross profit amounted to $239.0 million (28.3% of revenues) in the fourth quarter of 2012, as compared to $141.7 million (16.8% of revenues) in the fourth quarter of 2011. The gross profit in the fourth quarter of 2011 included an expense of $72.8 million, as a result of the cessation of a program with a foreign customer. The non-GAAP gross profit in the fourth quarter of 2012 was $247.6 million (29.3% of revenues), compared to $222.3 million (26.4% of revenues) in the fourth quarter of 2011.

Research and development expenses, net were $68.3 million (8.1% of revenues) in the fourth quarter of 2012, as compared to $76.0 million (9.0% of revenues) in the fourth quarter of 2011.

Earning Release

Marketing and selling expenses were $61.6 million (7.3% of revenues) in the fourth quarter of 2012, as compared to $65.1 million (7.7% of revenues) in the fourth quarter of 2011.

General and administrative expenses were $38.9 million (4.6% of revenues) in the fourth quarter of 2012, as compared to $34.8 million (4.1% of revenues) in the fourth quarter of 2011.

Operating income was $70.2 million (8.3% of revenues) in the fourth quarter of 2012, as compared to an operating loss of $34.1 million in the fourth quarter of 2011. The operating loss in the fourth quarter of 2011 included the $72.8 million expense mentioned above.  The non-GAAP operating income in the fourth quarter of 2012 was $83.3 million (9.9% of revenues), as compared to $53.2 million (6.3% of revenues) in the fourth quarter of 2011.

Financial expenses, net were $10.6 million in the fourth quarter of 2012, as compared to financial income, net, of $9.6 million in the fourth quarter of 2011. Financial income, net, in the fourth quarter of 2011 was high due to income from currency hedging activities and interest on the settlement of the ImageSat debt transaction.

Taxes on income were $2.9 million in the fourth quarter of 2012, as compared to a tax benefit of $6.9 million in the fourth quarter of 2011.  Taxes on income in the fourth quarter of 2011 were impacted by a net loss before tax of $24.0 in the fourth quarter of 2011.

Equity in net earnings of affiliated companies and partnerships was $2.3 million (0.3% of revenues) in the fourth quarter of 2012, as compared to $4.8 million (0.6 % of revenues) in the fourth quarter of 2011.

Net income attributable to non-controlling interests was $1.8 million in the fourth quarter of 2012, as compared to $0.4 million in the fourth quarter of 2011.

Loss from discontinued operations, net was $0.1 million. The amount reflects a net loss related to a held-for-sale business acquired during 2010, as part of the acquisition of the Mikal group of companies.

Net income attributable to the Company's shareholders in the fourth quarter of 2012 was $57.2 million (6.8% of revenues), as compared with a net loss of $13.0 million (1.5% of revenues) in the fourth quarter of 2011. The non-GAAP net income in the fourth quarter of 2012 was $67.9 million (8.0% of revenues), as compared to $60.6 million (7.2% of revenues) in the fourth quarter of 2011.

Diluted net earnings per share attributable to the Company's shareholders was $1.36 for the fourth quarter of 2012, as compared with a diluted net loss per share of $0.31 for the fourth quarter of 2011. The non-GAAP diluted earnings per share in the fourth quarter of 2012 were $1.62, as compared to $1.42 in the fourth quarter of 2011.

Full year 2012 results:

Revenues for the year ended December 31, 2012 were $2,888.6 million, as compared to $2,817.5 million in the year ended December 31, 2011. The leading contributors to the Company's revenues were the airborne systems and C4ISR systems areas of operations. The major increase was in the airborne systems area of operations, primarily due to the increased revenues from North American customers of avionic systems, aerostructures and maintenance services. The decrease in the land systems area of operations was mainly due to a decline in revenues of fire control and life support systems in Israel and North America.

In our reporting of distributions of revenues by geographic regions we have updated the definition of our geographic regions as shown in the attached table of Distribution of Revenues. This update was made to enhance the visibility of distribution of revenues by geographic regions in light of the growing importance of our business in the Latin American and Asia-Pacific regions.

Cost of revenues for the year ended December 31, 2012 was $2,072.7 million, as compared to $2,085.5 million in the year ended December 31, 2011. Cost of revenues in 2011 included an expense of $72.8 million related to the cessation of a program with a foreign customer as mentioned above.

Gross profit for the year ended December 31, 2012 was $815.9 million (28.2% of revenues), as compared with gross profit of $732.0 million (26.0% of revenues) in the year ended December 31, 2011. The gross profit margin in 2012 increased mainly as a result of the mix of programs sold in the year. The gross profit in 2011 was reduced by the expense of $72.8 million related to the cessation of the program mentioned above. The non-GAAP gross profit in 2012 was $840.1 million (29.1% of revenues), as compared to $835.7 million (29.7% of revenues) in 2011.

Earning Release

Research and development expenses, net for the year ended December 31, 2012 were $233.4 million (8.1% of revenues), as compared to $241.1 million (8.6% of revenues) in the year ended December 31, 2011.

Marketing and selling expenses for the year ended December 31, 2012 were $241.9 million (8.4% of revenues), as compared to $235.9 million (8.4% of revenues) in the year ended December 31, 2011.

General and administrative expenses for the year ended December 31, 2012 were $137.5 million (4.8% of revenues), as compared to $139.3 million (4.9% of revenues) in the year ended December 31, 2011.

Operating income for the year ended December 31, 2012 was $203.1 million (7.0% of revenues), as compared with operating income of $115.7 million (4.1% of revenues), in the year ended December 31, 2011. In 2011, excluding the above mentioned expense of $72.8 million, operating income was $188.5 million (6.7% of revenues). The non-GAAP operating income in 2012 was $252.3 million (8.7% of revenues) compared with $245.8 million (8.7% of revenues) in 2011.

Financial expenses, net for the year ended December 31, 2012 were $26.1 million, as compared to $13.6 million in the year ended December 31, 2011. The financial expenses in 2011 were lower primarily as a result of income from currency hedging activities, a gain from exchange rate differences and the settlement of the ImageSat debt transaction.

Taxes on income for the year ended December 31, 2012 were $17.1 million (effective tax rate of 9.7%), as compared to taxes on income of $13.6 million (effective tax rate of 13.1%) in the year ended December 31, 2011. The effective tax rate is affected by the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income, and the settlement of tax audits including adjustments for prior years.

Equity in net earnings of affiliated companies and partnerships for the year ended December 31, 2012 was $11.2 million (0.4% of revenues), as compared to $15.4 million (0.5% of revenues) in the year ended December 31, 2011.

Loss from discontinued operations, net for the year ended December 31, 2012 amounted to $0.6 million as compared to a loss of $16.0 million in 2011. The amount in 2011 reflects a net loss related to an impairment of a held-for-sale investment acquired during 2010, as part of the acquisition of the Mikal group of companies. The net loss from discontinued operations in 2011 (after deducting the minority interest and tax) amounted to $9.5 million.

Net income attributable to non-controlling interests for the year ended December 31, 2012 was $2.6 million, as compared to a net loss of $0.5 million in the year ended December 31, 2011. Excluding the loss related to impairment of an asset held-for-sale, the net income attributable to non-controlling interests in the year ended December 31, 2011 was $6.0 million (0.2% of revenues).

Net income attributable to the Company's shareholders for the year ended December 31, 2012 was $167.9 million (5.8% of revenues), as compared with $90.3 million (3.2% of revenues) in the year ended December 31, 2011. The net income in 2011 included the net effect of the cessation of a project with a foreign customer mentioned above, which amounted to $62 million. The non-GAAP net income in the year ended December 31, 2012 was $206.3 million (7.1% of revenues), as compared to $206.6 million (7.3% of revenues) in the year ended December 31, 2011.

Diluted net earnings per share attributable to the Company's shareholders for the year ended December 31, 2012 were $3.97, as compared with $2.09 for the year ended December 31, 2011. The non-GAAP diluted net earnings per share in the year ended December 31, 2012 were $4.88, as compared to $4.79 in the year ended December 31, 2011.

Earning Release

The Company’s backlog of orders for the year ended December 31, 2012 totaled $5,683 million, as compared with $5,528 million as of December 31, 2011. Approximately 67% of the current backlog is attributable to orders from outside Israel. Approximately 68% of the current backlog is scheduled to be performed during 2013 and 2014.

Operating cash flow for the year ended December 31, 2012 was $198.4 million, as compared to $190.9 million in the year ended December 31, 2011.

Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items which, in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made the following adjustments: (1) added back amortization of purchased intangible assets, (2) added back significant reorganization, restructuring and other related expenses, (3) added back impairment of investments, including impairment of auction rate securities,   (4) subtracted gain from changes in holdings, including revaluation of the previously held shares at the acquisition date when a business combination is achieved in stages (step-up), (5) added back impairment loss from discontinued operations, (6) excluded the impact of the cessation of a program with a foreign customer and (7) excluded the income tax effects of the foregoing.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures.  Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earning Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Three Months ended December 31		Year ended December 31
	2012	2011	2012	2011	2010

GAAP gross profit	239.0	141.7	815.9	732.0	797.9
Adjustments:
Amortization of purchased intangible assets	8.6	7.8	24.2	30.9	25.0
Cessation of program(1)	-	72.8	-	72.8	-
Reorganization, restructuring and other related expenses(2)	-	-	-	-	12.8
Non-GAAP gross profit	247.6	222.3	840.1	835.7	835.7
Percent of revenues	29.3%	26.4%	29.1%	29.7%	31.3%

GAAP operating income (loss)	70.2	(34.1)	203.1	115.7	207.4
Adjustments:
Amortization of purchased intangible assets	13.1	14.5	49.2	57.3	47.7
Cessation of program(1)	-	72.8	-	72.8	-
Reorganization, restructuring and other related expenses(2)	-	-	-	-	16.4
Impairment of investments(3)	-	-	-	-	1.3
Gain from changes in holdings(4)	-	-	-	-	(4.8)
Non-GAAP operating income	83.3	53.2	252.3	245.8	268.0
Percent of revenues	9.9%	6.3%	8.7%	8.7%	10.0%

GAAP net income (loss) attributable to Elbit Systems’ shareholders	57.2	(13.0)	167.9	90.3	183.5
Adjustments:
Amortization of purchased intangible assets	13.1	14.5	49.2	57.3	47.7
Cessation of program(1)	-	72.8	-	72.8	-
Reorganization, restructuring and other related expenses (2)	-	-	-	-	16.4
Impairment of investments(3)	-	-	-	0.5	1.3
Gain from changes in holdings(4)	-	-	(2.3)	-	(17.6)
Adjustment of loss (gain) from discontinued operations, net (5)	0.1	0.1	0.4	9.5	(0.5)
Related tax benefits	(2.5)	(13.8)	(8.9)	(23.8)	(8.9)
Non-GAAP net income attributable to Elbit Systems' shareholders	67.9	60.6	206.3	206.6	221.9
Percent of revenues	8.0%	7.2%	7.1%	7.3%	8.3%

Non-GAAP diluted net EPS	1.62	1.42	4.88	4.79	5.13

(1)	Adjustment of expenses related to cessation of program, which resulted in write-off of inventories and other related costs.
(2)
Adjustment of reorganization, restructuring and other related expenses in 2010 are mainly due to write-off of inventories in the amount of approximately $13 million related to the acquisition of Soltam and ITL.

(3)	Adjustment of impairment of available-for-sale marketable securities and an impairment of intangible assets.
(4)
Adjustment of gain from changes in holdings includes the income from the sale of investments in affiliated companies of $2.3 million in 2012, a sale of Mediguide shares of $12.8 million in 2010, and an adjustment of net gain in the amount of $4.8 million, related to revaluation of a previously held investment, due to accounting treatment as a business combination achieved in stages during 2010.

(5)
Adjustment of loss from discontinued operations, net of tax and minority interests, related to impairment of a held-for-sale investment acquired during 2010, as part of the acquisition of the Mikal group of companies.

Earning Release

Recent Events:

On December 5, 2012 the Company announced that Elbit Systems Electro-Optics Elop Ltd., a wholly-owned subsidiary, was awarded a contract from Israel Aerospace Industries Ltd. to provide a space camera for the Italian OPTSAT 3000 observation satellite. The total project, comprising the Jupiter advanced camera and additional services, is valued at approximately $40 million and will be completed within three and a half years.

On December 31, 2012 the Company announced that it was awarded various contracts by the Israel Ministry of Defense, in a number of fields of activity for a total value of approximately $315 million.

On January 27, 2013, the Company announced that it received an approximately $35 million contract from the Israel Ministry of Defense for the development of advanced features for Unmanned Aircraft Systems (“UAS”) to be supplied within three years.

On February 6, 2013,  the Company announced that its subsidiary in Brazil , AEL Sistemas S.A. ("AEL"), and Embraer Defesa e Segurança S.A. ("Embraer Defesa") signed  an agreement for  the  entrance of Avibras Divisão Aérea e Naval S.A. ("Avibras") as a shareholder of Harpia Sistemas S.A. ("Harpia"), envisaging joint collaboration on UAS in Brazil. According to the agreement, Avibras will hold a 9% stake of the shareholdings in Harpia, resulting in AEL owning 40% of Harpia’s shares, with Embraer Defesa remaining as the major shareholder, with 51% of the shares.

On March 5, 2013, the Company announced that M7 Aerospace LLC ("M7"), a wholly-owned subsidiary of Elbit Systems of America, LLC, will be working with BAE Systems to provide logistics support  for the T-34, T-44 and T-6 aircraft under a contract awarded to BAE Systems by the Naval Air Systems Command ("NAVAIR"). Under its NAVAIR contract, BAE Systems awarded M7 a subcontract of approximately $50 million to be performed over a five-year period.

Dividend:

The Board of Directors declared a dividend of $0.30 per share for the fourth quarter of 2012. The dividend’s record date is April 9, 2013 and the dividend will be paid on April 22, 2013, net of taxes and levies, at the rate of 25%.

Conference Call:

The Company will be hosting a conference call today, Wednesday, March 13, 2013 at 10:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 407 2553
UK Dial-in Number: 0 800 917 9141
ISRAEL Dial-in Number: 03 918 0610
INTERNATIONAL Dial-in Number:  +972 3 918 0610

at: 10:00 am Eastern Time; 7:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 782 4291 (US) or +972 3 925 5918 (Israel and International).

Earning Release

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services. For additional information, visit: www.elbitsystems.com.

Attachments:

Consolidated balance sheet
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green CCG Investor Relations Tel: 1-646-201-9246 elbitsystems@ccgisrael.com

This press release contains forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward looking statements are based on management’s expectations, estimates, projections and assumptions.  Forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward looking statements speak only as of the date of this release. The Company does not undertake to update its forward looking statements.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT  SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)
	December 31,	December 31,
	2012	2011
	Audited	Audited
Assets

Current assets:
Cash and cash equivalents	199,241	202,577
Short-term bank deposits and marketable securities	65,555	21,693
Trade and unbilled receivables, net	688,129	669,524
Other receivables and prepaid expenses	180,103	180,024
Inventories, net of customers advances	751,247	761,269
Total current assets	1,884,275	1,835,087

Investments in affiliated companies, partnerships and other companies	126,482	110,159
Long-term trade and unbilled receivables	229,687	162,762
Long-term bank deposits and other receivables	19,269	12,215
Deferred income taxes, net	31,465	36,130
Severance pay fund	302,680	283,477
	709,583	604,743

Property, plant and equipment, net	501,286	517,608
Goodwill and other intangible assets, net	715,561	763,072
Total assets	3,810,705	3,720,510

Liabilities and Equity

Short-term bank credit and loans	181	2,998
Current maturities of long-term loans and Series A Notes	90,056	127,627
Trade payables	260,975	303,601
Other payables and accrued expenses	704,450	756,529
Customer advances in excess of costs incurred on contracts in progress	453,382	407,222
	1,509,044	1,597,977

Long-term loans, net of current maturities	173,745	302,255
Series A Notes, net of current maturities	408,610	235,319
Employee benefit liabilities	407,661	394,115
Deferred income taxes and tax liabilities, net	48,787	48,467
Customer advances in excess of costs incurred on contracts in progress	156,497	154,696
Other long-term liabilities	55,735	59,961
	1,251,035	1,194,813

Elbit Systems Ltd.'s equity	1,017,115	898,337
Non-controlling interests	33,511	29,383
Total equity	1,050,626	927,720
Total liabilities and equity	3,810,705	3,720,510

Earning Release

ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Year Ended December 31,		Three Months Ended December 31,
	2012	2011	2012	2011
	Audited		Unaudited
Revenues	2,888,607	2,817,465	843,917	841,863
Cost of revenues	2,072,742	2,085,451	604,879	700,164
Gross profit	815,865	732,014	239,038	141,699

Operating expenses:
Reserch and development, net	233,387	241,092	68,273	75,956
Marketing and selling	241,911	235,909	61,586	65,080
General and administrative	137,517	139,349	38,937	34,762
	612,815	616,350	168,797	175,798

Operating income (loss)	203,050	115,664	70,241	(34,099)

Financial income (expenses), net	(26,086)	(13,569)	(10,562)	9,551
Other income, net	78	1,909	2	554
Income (loss) before income taxes	177,042	104,004	59,681	(23,994)
Taxes on income	(17,099)	(13,624)	(2,895)	6,941
	159,943	90,380	56,786	(17,053)

Equity in net earnings of affiliated companies and partnerships	11,160	15,377	2,293	4,751
Income (loss) from continuing operations	171,103	105,757	59,079	(12,302)
Loss from discontinued operations, net	(616)	(15,977)	(97)	(347)
Net income (loss)	170,487	89,780	58,982	(12,649)

Less: net loss (income) attributable to non-controlling interests	(2,608)	508	(1,773)	(393)
Net income (loss) attributable to Elbit Systems Ltd.'s shareholders	167,879	90,288	57,209	(13,042)

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings (losses) per share
Continuing operations	3.99	2.33	1.37	(0.30)
Discontinued operations	(0.01)	(0.22)	(0.00)	(0.01)
Total	3.98	2.11	1.37	(0.31)
Diluted net earnings (losses) per share
Continuing operations	3.98	2.31	1.36	(0.30)
Discontinued operations	(0.01)	(0.22)	(0.00)	(0.01)
Total	3.97	2.09	1.36	(0.31)
Weighted average number of shares used in computation of basic earnings per share (in thousands)	42,190	42,764	41,874	42,736
Weighted average number of shares used in computation of diluted earnings per share (in thousands)	42,277	43,131	41,985	42,736
Amounts attributable to Elbit Systems Ltd.'s shareholders
Income from continuing operations, net of income tax	168,245	99,778	57,267	(12,836)
Discontinued operations, net of income tax	(366)	(9,490)	(58)	(206)
Net income (loss) attributable to Elbit Systems Ltd.'s shareholders	167,879	90,288	57,209	(13,042)

Earning Release

ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Year Ended December 31,
	2012	2011
	Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	170,487	89,780
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	138,796	150,618
Write-off impairment and discontinued operations, net	616	15,977
Stock-based compensation	3,326	1,996
Amortization of Series A Notes discount and related issuance costs, net	153	422
Deferred income taxes and reserve, net	6,579	(8,777)
Loss (gain) on sale of property, plant and equipment	1,197	(1,645)
Loss (gain) on sale of investment	(829)	2,189
Equity in net earnings of affiliated companies and partnerships, net of dividend received (*)	(1,602)	(270)
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade receivables, and prepaid expenses	(91,988)	(65,062)
Decrease (increase) in inventories, net	10,022	(95,363)
Increase (decrease) in trade payables, other payables and accrued expenses	(75,724)	17,225
Severance, pension and termination indemnities, net	(10,612)	1,879
Increase in advances received from customers	47,961	81,946
Net cash provided by operating activities	198,382	190,915

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(81,637)	(121,977)
Acquisition of subsidiaries and business operations	-	(12,173)
Investments in affiliated companies and other companies	(4,241)	(13,555)
Proceeds from sale of property, plant and equipment	7,335	15,059
Proceeds from sale of investments	705	329
Investment in long-term deposits	(779)	(609)
Proceeds from sale of long-term deposits	2,849	40,396
Investment in short-term deposits and available-for-sale marketable securities	(340,899)	(88,842)
Proceeds from sale of short-term deposits and available-for-sale marketable securities	299,029	126,306
Net cash used in investing activities	(117,638)	(55,066)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	1,352	3,833
Purchase of non-controlling interests	-	(71,000)
Repayment of long-term loans	(319,601)	(73,666)
Proceeds from long-term loans	122,038	172,303
Proceeds from issuance of Series A Notes	246,973	-
Series A Notes issuance costs	(2,035)	-
Purchase of treasury shares	(26,006)	(10,101)
Repayment of Series A Notes and convertible debentures	(53,530)	(29,998)
Purchase of convertible debentures of a subsidiary	-	(2,121)
Dividends paid	(50,616)	(61,633)
Tax benefit in respect of options exercised	161	169
Change in short-term bank credit and loans, net	(2,817)	(12,117)
Net cash used in financing activities	(84,081)	(84,331)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,336)	51,518
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	202,577	151,059
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	199,241	202,577
* Dividend received from affiliated companies and partnerships	9,558	15,107

Earning Release

ELBIT  SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Year Ended				Three Months Ended
	December 31,				December 31,
	2012		2011		2012		2011
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	1,054.5	36.5	969.4	34.4	261.0	30.9	274.2	32.6
Land systems	374.5	13.0	405.3	14.3	110.2	13.1	121.2	14.4
C4ISR systems	1,017.6	35.2	996.4	35.4	340.9	40.4	291.7	34.7
Electro-optic systems	324.1	11.2	300.2	10.7	112.6	13.3	102.3	12.1
Other (mainly non-defense engineering and production services)
	117.9	4.1	146.2	5.2	19.2	2.3	52.5	6.2
Total	2,888.6	100.0	2,817.5	100.0	843.9	100.0	841.9	100.0

Consolidated Revenues by Geographical Regions(*):

	Year Ended				Three Months Ended
	December 31,				December 31,
	2012		2011		2012		2011
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	519.9	18.0	697.2	24.8	163.9	19.4	187.7	22.3
North America	909.4	31.5	890.7	31.6	245.9	29.1	238.6	28.3
Europe	561.1	19.4	552.4	19.6	193.1	22.9	191.4	22.7
Latin America	258.8	9.0	165.5	5.9	82.8	9.8	72.3	8.6
Asia Pacific	568.4	19.7	460.0	16.3	145.0	17.2	127.6	15.2
Other countries	71.0	2.4	51.7	1.8	13.2	1.6	24.3	2.9
Total	2,888.6	100.0	2,817.5	100.0	843.9	100.0	841.9	100.0

(*)	The distribution of revenues by geographical regions has been modified in certain respects from our reports in prior years. The regions of “Israel” and “Europe” remain unchanged. The “U.S.” region has been changed to “North America”, which includes the U.S. and Canada. We now also include two new regions: “Latin America” and “Asia-Pacific” (east of the Caspian Sea). The remaining markets are included in “Other countries”.